UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solution Technology International, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

834387102
(CUSIP Number)

Joel H. Bernstein
c/o Benefit Providers LLC
205 Whiting Street, #311
Alexandria, Virginia 22304
(703) 751-7374
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834387102

1	Name of Reporting Persons.I.R.S. Identification No. of Above Persons.
I.R.S. Identification No. of Above Persons (entities only).

Joel H. Bernstein

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States citizen
	7	Sole Voting Power

		7,500,000*
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		7,500,000*
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.07% of Common Stock
14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Solution Technology International, Inc., whose principal executive offices are located at Garrett Information Enterprise Center, 685 Mosser Road, Suite 11, McHenry, Maryland 21541 (the "Issuer").

Item 2. Identity and Background.

(a) This statement is being filed by Joel H. Bernstein (the “Reporting Person”), individually.

(b) The business address of the Reporting Person is 205 Whiting Street, #311 Alexandria, Virginia 22304.

(c) The principal occupation of the Reporting Person is payroll processing and benefit administrator.

(d) The Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

(e) During the last five years, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has any of them been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase and Subscription Agreement (the "Agreement") entered into as of July 13, 2007 between the Issuer and the Reporting Person, the Reporting Person acquired 2,500,000 shares of common stock of the Issuer in consideration for $25,000 paid by the Reporting Person from its personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of 7,500,000 shares of common stock of the Issuer. Such shares represent 6.07% of the Issuer's common stock based on 123,588,604 shares of common stock issued and outstanding as of February 9, 2008. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as disclosed herein, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days or since the most recent filing of Schedule 13D (whichever is less).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Person and any other individual or entity, with the exception of the Agreement pursuant to which the Reporting Person purchased the aforementioned securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Form of Stock Purchase and Subscription Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Joel H. Bernstein
By:	/s/ Joel H. Bernstein

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001).